SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

SIMON WORLDWIDE, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

828815100
(CUSIP Number)

December 17, 2001
(Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                           				Page 1 of 7 Pages
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828815100                 13G        Page 2 of 7 Pages

_________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Gotham International Advisors, L.L.C.
_________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **

(a)  [X]

(b)  [ ]
_________________________________________________________________
     (3)    SEC USE ONLY
_________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER

SHARES         						1,250,909
_________________________________________________________________
BENEFICIALLY   (6)  SHARED VOTING POWER
                                                -0-
OWNED BY
_________________________________________________________________
EACH           (7)  SOLE DISPOSITIVE POWER

REPORTING      						1,250,909
_________________________________________________________________
PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                -0-
_________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON

_________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **
[ ]
_________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
                                                7.51%
_________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
                                                 IA
_________________________________________________________________
        ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 828815100                 13G       Page 3 of 7 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is SIMON WORLDWIDE, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 101 Edgewater Drive, Wakefield, Massachusetts 01880.


Item 2(a).     Name of Person Filing:

     This statement is filed by:

         (i) Gotham International Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware
		  ("Gotham Advisors"), which serves as
		  investment manager to Gotham Partners
		  International, Ltd.("Gotham International"), a company organized under the laws of the Cayman Islands, with respect to the shares of Common Stock directly owned by Gotham International; and


Item 2(b).     Address of Principal Business Office or, if None,
Residence:

     The address of the business office of Gotham International is c/o Goldman Sachs (Cayman) Trust, Limited, Harbour Centre,
2nd Floor, P.O. Box 896, George Town, Grand Cayman,
Cayman Islands, British West Indies.

CUSIP No. 828815100                 13G        Page 4 of 7 Pages

Item 2(c).     Citizenship:

     Gotham Advisors is a limited liability company organized under the laws of the State of Delaware.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).  CUSIP Number:

     828815100


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15
			  of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ]   Employee Benefit Plan or Endowment Fund in
			  accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ]   Parent Holding Company or control person in
			  accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

CUSIP No. 828815100                 13G        Page 5 of 7 Pages


Item 4.   Ownership.

A. Gotham International Advisors, L.L.C.
           (a) Amount beneficially owned: 1,250,909
           (b) Percent of class: 7.51% The percentages used herein are calculated based upon the 16,653,193 shares of Common Stock issued and outstanding as reflected
		   in the Company's Form 10-Q for the quarter ending
               September 30, 2001.

           (c)(i) Sole power to vote or direct the vote: 1,250,909
              (ii) Shared power to vote or direct the vote: -0-
              (iii) Sole power to dispose or direct the disposition: 1,250,909
              (iv) Shared power to dispose or direct the disposition: -0-


Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of
Another Person.

     Not applicable

CUSIP No. 828815100                 13G        Page 6 of 7 Pages


Item 7.     Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the
Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.


Item 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 828815100                 13G       Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 27, 2001

                    GOTHAM INTERNATIONAL ADVISORS, L.L.C.

                          By: /s/ William A. Ackman
                              William A. Ackman
                              Senior Managing Member